

ClientOne

securities, llc

Client One Securities, LLC Exemption Report

Client One Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

Identified Exemption Provision

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph(kx2xii).

Statement Regarding Meeting Exemption Provision

The Company met the identified exemption provision without exception throughout the year ended December 31, 2015.

Client One Securities, LLC

By: [signature]

Date: 2-22-2016

11460 Tomahawk Creek Parkway | Suite 100 | Leawood, KS 66211
T 888.909.9399 | **P** 913.814.6097 | **F** 913.273.1453 | www.client1securities.com